Exhibit 17.1
Friday, February 21, 2025
Dear Board of Directors:
Now that we have successfully launched the Lucid Gravity, I have decided it is finally the right time for me to step aside from my roles including CEO, CTO, and as a member of the Board of Directors at Lucid.
I am incredibly proud of the accomplishments the Lucid team have achieved together through my tenure of these past twelve years. We grew from a tiny company with a big ambition, to a widely recognized technological world leader in sustainable mobility. It has been my honor to have led and grown this remarkable, truly world class team, because Lucid has always been first and foremost about a team effort.
Aside from co-founding Lucid and guiding its growth into a public company, we have been able to create and realize in production the most advanced car in the world, the widely acclaimed Lucid Air, incorporating many of my technical concepts to advance the state-of-the-art of electric cars, in line with the vision of innovation I set for the company. Together we have created, developed and started production of the Lucid Gravity, which is set to establish new standards of what an SUV can be. Also, very recently, I have had the satisfaction of signing off the advanced engineering phase of two of the three planned Lucid Midsize variants of our forthcoming $50k world car platform. These will now progress through to their development and industrialization phases. Our new Atlas electric powertrain is well under development, and aside from powering Midsize, is set to establish new standards in cost effective electromobility.
We recently successfully completed a significant expansion of our Arizona factory in readiness for Lucid Gravity, and our second factory is well underway in Saudi Arabia. We’ve also paved the way for Lucid to be a technology supplier, with a deal already in place to power Aston Martin’s electric future, and hopefully many more to come. It’s vital to recognize that any such supply deals are in addition to our car business, not in lieu of. Such is the potential enormity of opportunity in this space.
But against this backdrop, it should not be forgotten that the single most important thing we have achieved is to advance the state of the art of sustainable mobility, for it is this which will yield profound benefits for all mankind, both tomorrow and for future generations to inherit. Specifically, Lucid has developed technological solutions to travel further with less energy, in ways previously widely considered impossible. This is true sustainability in action.
As I step aside it’s important to recognize that Lucid has always been about the team, and the time has now come for me to hand the baton to that very team.
I would like to take this opportunity to thank everyone at Lucid, our partners, and the Public Investment Fund for their steadfast support. Serving Lucid has been the privilege of a lifetime, and I entrust the Lucid team to be good stewards of this rare and precious company.
I look forward to continuing to serve as Strategic Technical Advisor to the Chairman of the Board and hence I am delighted to remain a part of the Lucid family to support the continued success and growth of the company.
Peter Rawlinson